SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

of

DUKE ENERGY RETIREMENT SAVINGS

PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of December 31, 2008 and 2007, and for the year ended December 31, 2008,

Supplemental Schedule as of December 31, 2008, and

Report of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in

Duke Energy Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Duke Energy Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 23, 2009

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

(IN THOUSANDS)

	2008	2007
Assets:
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$2,082,120	$—
Investments (Notes 1, 2, 3, and 4)	—	2,271,367
Loans to participants	50,305	43,504

Total investments	2,132,425	2,314,871

Receivables:
Employer’s contributions	1,499	—
Due from broker for securities sold	—	56
Accrued interest and dividends	—	989

Total assets	2,133,924	2,315,916

Liabilities:
Due to broker for securities purchased	—	83
Other payables	—	867

Total liabilities	—	950

Net Assets – at fair value	2,133,924	2,314,966
Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contract	16,441	—

Net assets available for benefits	$2,150,365	$2,314,966

See Notes to Financial Statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

(IN THOUSANDS)

Additions to net assets attributed to:

Investment income:
Participant loan interest income	$3,900

Total investment income	3,900

Contributions:
Participants’	108,327
Employer’s	70,448
Participants’ rollover contributions	2,737

Total contributions	181,512

Total additions	185,412

Deductions from net assets attributed to:

Investment loss:
Plan interest in Duke Energy Retirement Savings Plan Master Trust	(744,184)

Total investment loss	(744,184)

Benefits paid to participants	(194,339)
Dividends paid in cash	(7,652)
Administrative fees	(900)

Total deductions	(947,075)

Net decrease prior to transfers	(761,663)

Transfer from Cinergy Corp. Non-Union Employees’ 401(k) Plan	594,987
Inter-plan transfers	2,075

Net decrease	(164,601)

Net assets available for benefits, beginning of year	2,314,966

Net assets available for benefits, end of year	$2,150,365

See Notes to Financial Statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Duke Energy Corporation (“Duke Energy”). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies”. Prior to January 1, 2008, the Plan was trusteed by State Street Bank and Trust Company (“State Street”). Effective January 1, 2008, the Plan changed its trustee from State Street to Fidelity Management Trust Company (“Fidelity”).

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Duke Energy Corporation common stock (“Common Stock”). This defined contribution plan is, in part, an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, 2) are paid on the Participating Company’s U. S. payroll system, and are non-union (unless agreed to in a collective bargaining agreement).

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals, Roth 401(k) contributions, and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code.

For participants classified as Duke Formula Employees, the Participating Company matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. For participants not classified as Duke Formula Employees, the Participating Company matches 100% of the first 3% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation and 50% of the next 2% of pre-tax and/or Roth 401(k) contributions from the employees’s eligible compensation. Participants not classified as Duke Formula Employees could be entitled to an additional incentive match of up to a maximum of 1% of eligible compensation based upon meeting corporate goals. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRS limits each year. For 2008 and 2007, the IRS allowed participants over the age of 50 to contribute up to $5,000 over and above the $15,500 pre-tax and/or Roth 401(k) contribution limit. Duke Energy Corporation will not provide a base company match or incentive match on these additional contributions.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $2,737,000 were made to the Plan in 2008.

Investments

Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan except for the Spectra Energy Stock Fund, discussed below. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, eighteen funds were offered for investment.

Effective January 2, 2007 the Plan was amended to implement the provisions of the Employee Matters agreement between Duke Energy and Spectra Energy Corp, including the establishment of the Spectra Stock Fund to hold shares of Spectra Common Stock received by the Duke Energy Common Stock Master Trust in connection with the spin-off of Duke Energy’s natural gas businesses, named Spectra Energy Corp. In addition, participants are not entitled to direct future amounts to the Spectra Energy Stock Fund. The Spectra Energy Stock Fund was discontinued during 2008 and the participants were allowed several options for investment of their balance in this fund including an in-kind transfer to the self-directed brokerage account.

In addition, effective January 1, 2008, the Plan began to offer a brokerage option, BrokerageLink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Plan. Participants were allowed to invest their Plan accounts in BrokerageLink effective January 1, 2008.

Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and Plan earnings and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

Vesting and Distribution

A participant is 100% vested in his Plan account, with the exception of Deferred Profit Sharing contributions made by the Company, which are vested after three years of service. However, dividends on common stock on Deferred Profit Sharing contributions are vested immediately. Participants may elect to receive a cash payout of the account’s allocation of the current dividend paid or to have that allocation reinvested in the Stock Fund through an annual election. Dividends paid in cash are taxable as a plan distribution for the calendar year in which they are paid and are not subject to the 10% federal tax penalty for early distributions and are not eligible for a rollover to an IRA or similar plan. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

Forfeitures

Upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses.

Payment of Benefits

On termination of employment for any reason a participant or, if the participant is deceased, his beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A non-spouse beneficiary of a deceased participant may elect that a distribution be delayed for up to five years following the date of death.

Employee Loans Receivable

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions. The loan is secured by the balance in the participant’s Plan account and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

The Participating Companies expect and intend to continue the Plan indefinitely, but have the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair market value except for fully benefit-responsive investment contract, which is stated at contract value. Investments in common trust funds and separately managed funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Money market funds are valued at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost plus accrued interest, which approximates fair value. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (FASB Statement No. 157).

As of December 31, 2008, the Plan adopted FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) issued in December 2005. The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Certain Plan investments hold futures contracts, which meet the definition of a derivative. The Plan’s primary objective in holding these derivatives is investment appreciation, and, accordingly, does not designate such derivatives as hedges of risks. Such derivatives are recorded in the accompanying statements of net assets at their fair value, and changes in fair value are recorded in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment management expenses are paid by the Plan to third party vendors.

3.	Investments:

The Plan is a participant in the Duke Energy Retirement Savings Plan Master Trust (“RSP Master Trust”). The RSP Master Trust was established on January 1, 2008 by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Duke Energy also sponsors the following plans, whose investments are held in the RSP Master Trust:

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, The Employees’ Representation Association, the Unite, Local 2024, and Unite, Local 1093.

The Plan has an undivided interest in the RSP Master Trust.

A summary of the net assets of the RSP Master Trust as of December 31, 2008 is as follows (in thousands):

December 31, 2008
Investment, at fair value:
Common stock	$982,783
Mutual funds	1,208,049

2,190,832
Investment, at contract value:
Stable value fund	277,173

December 31, 2008
Net assets of Duke Energy RSP Master Trust	$2,468,005

Plan interest in the net assets of the RSP Master Trust is based on the assets held by each plan in the RSP Master Trust on an actual basis. Allocations of the Plan interest in the RSP Master Trust to participating plans as of December 31, 2008 are as follows (in thousands):

	2008
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,098,561	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	240,703	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	128,741	5

	$2,468,005	100

A summary of loss of the RSP Master Trust for the year ended December 31, 2008, is as follows (in thousands):

Interest and dividends	$65,285
Net depreciation in fair value of investments:
Common stock	$(291,529)
Mutual funds	(678,720)
Stable value funds	9,985

Net RSP Master Trust investment loss	$(894,979)

Allocations of loss in the RSP Master Trust to participating plans as of December 31, 2008, are as follows (in thousands):

	Amount	Percentage
Duke Energy Retirement Savings Plan	$(744,184)	83
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	(91,564)	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	(59,231)	7

	$(894,979)	100

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits (in thousands):

	December 31,
	2008	2007
Duke Energy Retirement Savings Plan Master Trust	$2,098,561	$—
Duke Energy Corporation common stock, 43,402 shares	—	875,421	*
Spectra Energy Corp common stock, 16,273 shares	—	420,156
Barclays Global Investors Equity Index Fund, 7,191 shares	—	157,331
Capital Guardian Int’l. Equity Fund, 5,709 shares	—	140,499
State Street Bank Short Term Investment Fund, 217,839 shares	—	217,839	*

*	Nonparticipant – directed
**	Represents less than 5% of net assets available for benefits as of this date

Nonparticipant-Directed Investments:

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

	December 31,
	2008	2007
Net assets:
Common stock	$—	$1,295,577
Other short-term investments	—	217,839

	$—	$1,513,416

4.	Plan Merger:

Effective at the close of business on December 31, 2007, the Cinergy Corp. Non-Union Employees’ 401(k) Plan (Cinergy Non-Union Plan) was merged into the Plan. The Cinergy Non-Union Plan was sponsored by Cinergy Corp., a wholly-owned subsidiary of the Plan’s sponsor, Duke Energy. Cinergy Non-Union Plan assets totaling approximately $595,000,000 were transferred to the Plan on January 1, 2008. Employees currently participating in the Cinergy Non-Union Plan automatically became participants in the Plan and are entitled to receive accrued benefits immediately after the merger that are equal to their accrued benefits under the Plan immediately prior to the effective date of the merger.

5.	Exempt Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6.	Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy by a letter dated February 16, 2006, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unvested amounts in the participant’s account may be forfeited upon termination of the Plan.

8.	Investment Risk:

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

The Plan has invested a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 40 percent and 38 percent of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

9.	Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The average yield earned by the contract for the year ended December 31, 2008 was 4.57% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2008 was 6.15%

As of December 31, 2008, the contract value and fair value of the Plan’s Fidelity Stable Value Fund was approximately $240,404,000 and $223,963,000, respectively. A fair value adjustment of $16,441,000 was recorded on the Statement of Net Assets Available for Benefits as of December 31, 2008. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

10.	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure requirements about fair value measurements. Under SFAS No. 157, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under SFAS No. 157 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although SFAS No. 157 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by SFAS No. 157, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: unobservable inputs for the asset or liability.

The following table provides by level, within the fair value hierarchy, the Plan’s Investments at fair value as of December 31, 2008:

	Total Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Description
Common stock	$924,976	$924,976	$—	$—
US Government securities	331	331
Corporate debt	527	—	527	—
Mutual funds	932,323	105,223	827,100	—

	Total Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Stable value fund	223,963	—	223,963	—
Loans to participants	50,305	—	—	50,305

Total investments at fair value	$2,132,425	$1,030,530	$1,051,590	$50,305

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3):

Rollforward of Level 3 measurements

Loans to Participants
(in thousands)
Balance at January 1, 2008	$43,504
Net, issuances and repayments	6,801

Balance at December 31, 2008	$50,305

Valuation methods of the primary fair value measurements disclosed above are as follows:

Common stock/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities. The Plans’ investments in common stock and US Government securities are valued using Level 1 measurements.

Corporate debt: Most debt investments are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. The Plan’s investments in Corporate debt are valued using Level 2 measurements.

Mutual funds: Valued at the net asset value of shares held by the plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 1 measurements. The Plans’ investments in mutual funds separately managed by Fidelity are valued using Level 2 measurements.

Stable value fund: Valued at contract value, which approximates fair value, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Plans’ investments in stable value funds are valued using Level 2 measurements.

Loans to participants: Valued at amortized cost, which approximates fair value. The Plans’ investments in loans to participants are valued using Level 3 measurements.

11.	Plan Changes:

Effective during 2008, the Plan was amended as follows:

Provides that otherwise eligible employees who have transferred from balanced or investor program status during the plan year may receive profit sharing contributions for the portion of the year in which they were in the balanced or investor programs

Modifies the definition of compensation under the plan and the prior Cinergy Corp. Non-Union Employees’ 401(k) Plan to include payments for unused vacation that were operationally included in compensation for periods prior to July 1, 2008

Provides for service to be measured from the date of hire, full vesting to occur upon death or disability while employed, and minimum required distributions to be paid to beneficiaries in the form of a single lump-sum payment

Clarifies that certain amounts (i.e. regular pay and payments for accrued vacation and other leave received after severance from employment, are includable in eligible compensation, in accordance with IRS regulations.

Effective August 1, 2008, the Plan was amended as follows:

Modified the definition of eligible earnings to include payments for unused vacation beginning August 1, 2008 and provides a nonelective employer contribution to certain employees for amounts that would have been contributed had eligible earnings included payments for unused vacation from January 1, 2008 through July 31, 2008

Effective August 12, 2008, the Plan was amended as follows:

Provides for the discontinuance of the Spectra Stock Fund

12.	Adoption of Accounting Pronouncements:

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.

13.	Reconciliation of Financial Statements to Form 5500 (in thousands):

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$2,150,365	$2,314,966
Adjustment from contract value to fair value for fully benefit-responsive contract	(16,441)	—

Net assets available for benefits per Form 5500	$2,133,924	$2,314,966

The following is a reconciliation of the Plan’s decrease in net assets available for benefits per the Plan financial statements to Form 5500:

2008
Decrease in net assets available for benefits per financial statements	$(164,601)
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contract	(16,441)

Decrease in net assets available for benefits per Form 5500	$(181,042)

14.	Subsequent Events:

Effective as of the close of March 31, 2009, the Trigen-Cinergy Solutions of Rochester LLC, 401(k) Plan was merged into the Plan. Suez-Degs of Rochester, LLC (an unconsolidated affiliate of Duke Energy Corporation) previously controlled and managed the operation and administration of the Trigen-Cinergy Solutions of Rochester LLC, 401(k)Plan.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

EIN: 20-2777218 PN: 002

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Market Value
*	Duke Energy Corporation	Plan interest in master trust	$	**	$2,098,561
*	Employee Loans Receivable	Participant Loans		– 0 –	50,305
		Interest Rates 4.65% - 10.5%
		Maturities ranging from 2009-2023

	Total				$2,148,866

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 26, 2009	By:	/s/ Martin Brown
Martin Brown
Managing Director, HR Client Services